July 15, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CareDx, Inc.
Registration Statement on Form S-1 (File No. 333-196494)
Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of CareDx, Inc. (the “Company”) in connection with the proposed initial public offering of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:05 p.m., Eastern Time, on July 16, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 7, 2014, through the date hereof:

Preliminary Prospectus dated July 7, 2014:

692 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

PIPER JAFFRAY & CO.

LEERINK PARTNERS LLC

As Representatives of the several underwriters

PIPER JAFFRAY & CO.		LEERINK PARTNERS LLC

By:	/s/ Christie L. Christina	By:	/s/ Frank Stokes
	Name: Christie L. Christina		Name: Frank Stokes
	Title: Managing Director		Title: Managing Director